# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metalla Royalty & Streaming Ltd., CIK 0001722606
CUSIP: 59124U605
Title of class of securities: Metalla Royalty & Streaming Ltd.
Address of issuer's principal executive offices: UNIT 605 - 200 BURRARD STREET, UNIT 605 - 200 BURRARD STREET, VANCOUVER, British Columbia Canada (A1), V6C 3L6
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001796651-26-000005
Filed by CIK 0001796651

## Reporting persons
- Euro Pacific Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Puerto Rico (PR); sole voting power 4,472,031; shared voting power 0; sole dispositive power 5,830,289; shared dispositive power 0; aggregate amount beneficially owned 5,830,289 (6.2% of the class)

## Item 1. Issuer
Name of issuer: Metalla Royalty & Streaming Ltd.
Address of issuer's principal executive offices: UNIT 605 - 200 BURRARD STREET, UNIT 605 - 200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 3L6.

## Item 2. Person Filing
Name of person filing: Euro Pacific Asset Management LLC
Address of principal business office or, if none, residence:
Lots 81-82, Street C, Suite 206
Dorado, PR 00646
Citizenship: Puerto Rico

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,830,289
Percent of class: 6.24%
Sole power to vote or to direct the vote: 4,472,031
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,830,289
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Euro Pacific Asset Management, LLC: Jim Nelson, Managing Member (09/10/2026)